04012647

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

January 26, 2004

SUPPL

04 FEB -9 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

January 26, 2004	Notification of Change in Shareholding of a Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-27.doc
T:020404

REG-Electrocomponents Holding(s) in Company

RNS Number:6376U

Electrocomponents PLC

26 January 2004

Notification of a change in Shareholding of a Substantial Shareholder

The Company received notification today (26 January 2004) that the overall holding of Legal & General Group Plc companies has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company.

Registered Holders	Number Of Shares Held
HSBC Global Custody Nominee (UK) Ltd A/c 914945	160,135
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,889,491
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,699,546
HSBC Global Custody Nominee (UK) Ltd A/c 866203	609,800
HSBC Global Custody Nominee (UK) Ltd A/c 904332	37,100
HSBC Global Custody Nominees (UK) Ltd A/c 916681	22,800
HSBC Global Custody Nominee (UK) Ltd A/c 360509	541,462

Legal & General Group Plc companies' current holding is 2.97%.

CARMELINA CARFORA

Group Company Secretary

26 January 2004

END

HOLPUUQGGUPCGAQRNS Number:6376U

Electrocomponents PLC

26 January 2004

Notification of a change in Shareholding of a Substantial Shareholder

The Company received notification today (26 January 2004) that the overall holding of Legal & General Group Plc companies has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company.

Registered Holders	Number Of Shares Held
HSBC Global Custody Nominee (UK) Ltd A/c 914945	160,135
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,889,491
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,699,546
HSBC Global Custody Nominee (UK) Ltd A/c 866203	609,800
HSBC Global Custody Nominee (UK) Ltd A/c 904332	37,100
HSBC Global Custody Nominees (UK) Ltd A/c 916681	22,800
HSBC Global Custody Nominee (UK) Ltd A/c 360509	541,462

Legal & General Group Plc companies' current holding is 2.97%.

CARMELINA CARFORA

Group Company Secretary

26 January 2004